IMPERIAL

02 MAR -7 AM 8:40

31 January 2002

02015725

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

SUPPL

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of the Company's Second Quarter Activities and Cashflow Report lodged with the Australian Stock Exchange Limited on 31 January 2002.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

dlw 3/7

dh7330a

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/02/2002

TIME: 08:50:15

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Second Quarter Activities & Cashflow Report

IMPERIAL

FAXED

31 January 2002 Total Pages 13

**QUARTERLY REPORT TO 31 DECEMBER 2001
TO AUSTRALIAN STOCK EXCHANGE LIMITED
UNDER LISTING RULE 5.2**

The following summaries the operations of Imperial One Limited for the period 1 October 2001 to 31 December 2001.

FINANCE

The Company previously announced the establishment of a Financing Facility with PSG Doyle Capital Limited via a Secured Redeemable Note Issue.

The essential terms of the Financial Arrangement are set out below:

- PSG Doyle Capital Limited will advance up to $1,000,000 to the Company by way of 52,631,600 Convertible Notes issued or to be issued at 1.9 cents each. The Notes carry a coupon of 1% per annum payable at maturity of the Notes or conversion. The Convertible Notes are repayable on 19 December 2002.

- At the date of this report, PSG Doyle Capital Limited has advanced $750,000 to the Company pursuant to the issue of 18,421,100 Convertible Notes to raise $350,000 and loan funds of $400,000 (at an interest rate of 1% per annum).

The Company proposes to seek shareholder approval to issue a further 34,210,500 Convertible Notes (balance of 52,631,600 Convertible Notes) to repay the interim loan of $400,000 made to the Company and allow for a further draw-down of $250,000 if required.

In addition, to the Convertible Notes, the Company issued 37,295,000 unlisted options to take up shares in the Company. Each option is exercisable at one cent at any time up to 31 December 2006.

Ratification will also be sought from shareholders in General Meeting for the issue of options and the initial 18,421,100 Convertible Notes.

In the event that shareholders do not approve the issue of the additional 34,210,500 Convertible Notes then the $400,000 loan will immediately become due and payable.

The Convertible Notes and loan funds are secured by way of a Mortgage over the Company's investment shares in BeMaX Resources NL to the value of $3,000,000.

Funds raised from the Convertible Note have been utilised to increase the Company's shareholding in BeMaX Resources NL by the exercise of 1,750,000 options expiring 31 December 2001, repay corporate debt and to provide working capital.

Any further draw-downs under the Facility will be utilised to evaluate further cash generating investment opportunities.

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Imperial views the investment from PSG Doyle as the first stage of the development of a longer term relationship within the frame work of which Imperial will focus on investment opportunities that will enhance the value of its existing investment portfolio either through acquiring existing businesses that compliment current inv7estments or by increasing the Company's equity position in existing investments.

BEMAX RESOURCES NL [23.48%]

INTRODUCTION

BeMaX Resources NL ("BeMaX") continues to make rapid progress towards becoming a significant heavy mineral sand producer in the Murray Basin.

BeMaX has interests in tenements covering approximately 9,000km^2 in the New South Wales part of the Murray Basin (Figure 1), with global resources containing approximately 30 million tonnes of heavy minerals ("HM").

The BIP Joint Venture ("BIP JV") *(BeMaX 75% and Operator, Probo Mining Limited 25%)* owns the large Ginkgo and Snapper Deposits situated 120 kilometres north of Mildura. Ginkgo is currently the subject of an A$6 million Bankable Feasibility Study ("BFS") on schedule for completion in early 2002. Subject to BFS results, financing and the markets, Ginkgo could be in production in the second half of 2003. The Snapper Deposit, 10km southwest of Ginkgo with a HM content rivalling that of Ginkgo, could be developed independently or alternatively add significant project life to Ginkgo.

Activities during the December 2001 quarter particularly focused on:

1. Completing the Ginkgo BFS, and
2. Obtaining requisite development and native title approvals.

Other general exploration activities included the compilation and aggregation of results from the September 2001 quarter drilling programmes, and commencement of reconnaissance drilling on previously under-explored tenements.

GINKGO PROJECT
EL5474
(BeMaX 75%, Probo Mining Limited 25%)

BANKABLE FEASIBILITY STUDY

Throughout the December 2001 quarter the BIP JV continued to progress the $6 million Ginkgo Project BFS which remains on target for completion in January 2002 and within budget.

Reserve Statement & Mine Plan:

- Comprehensive optimisation completed by the Whittle Consulting group to determine minable ore reserves based on GRD Minproc Limited's resource model, resulted in a **Reserve of 186Mt at 3.1% HM**. The Reserve consists of **Proved Ore Reserves of 134Mt @ 3.9% HM plus Probable Ore Reserves of 52Mt @ 0.9% HM**. Life of mine ore/waste stripping ratio is approximately1:1.3.

  This Reserve Statement represents a considerable increase of almost 30% in minable heavy mineral from that contemplated in the Pre-Feasibility Study of 128Mt @ 3.5% HM, and significantly improves the financial viability of the Ginkgo Project.

- Final mine plan was completed in conjunction with Whittle. Final schedules indicate a mine life of up to 14 years with an annualised production rate of 440,000 tonnes of HM concentrate (HMC).

  In accordance with ASX listing requirements, technical information in this report for the Ore Reserve is supplied by, and disclosed with the consent of, Mr Norm Hanson of GRD Minproc Limited, who is a Member of the Australasian Institute of Mining and Metallurgy and who has more than five years experience in the field of activity reported on.

Capital and operating cost estimates due for completion in Jan 2002:

- Wet concentrator and Mineral Separation Plant ("MSP") flowsheets were completed by MD Mineral Technologies.
- Engineering design for the wet plant and dry mill neared completion (90%).
- Tenders were received from USA, Europe and Australia for both direct dredge purchase and contract dredging operations.
- Initial expressions of interest/tenders received for excavation of the construction pit and tailings/water dams.

Infrastructure and Water:

- Submission received from Australian Inland Energy and Water to supply 66Kv power supply to the Ginkgo mine site.
- Application made for the Ginkgo mine site water licence for potable water supply from the Darling River.
- Infrastructure studies revised to include final port handling submissions.

Metallurgical testwork:

- Roasting testwork by Austpac on a 500kg bulk sample of secondary ilmenite demonstrated capability of producing feedstock suitable for chloride route pigment plants.
- Zircon and further ilmenite/leucoxene/altered ilmenite products produced and despatched to potential users.
- Slimes settling and thickener testwork using Ginkgo saline water completed by Ciba Chemicals.
- Wet concentrator and MSP metallurgical recovery model completed by DEMA Pty Ltd.
- Design and cost estimates for the low temperature roasting facility by Ausenco Engineers due for completion in January.
- New generation High Tension Separation Equipment demonstrated to significantly improve zircon and rutile quality/recovery.
- Initial interest in offtake of Primary (Sulphate) Ilmenite, Unroasted Secondary Ilmenite, Rutile, Roasted Secondary Ilmenite and Leucoxene expressed by several pigment producers. Preliminary testing by several other producers remains in progress.
- Zircon determined as being of premium grade quality by potential end users.

Other developments:

- Preliminary Information Memorandum completed by the Project's financial advisers, ABN AMRO Australia Limited. Preliminary discussions with potential financier banks and Build/Own/Operate/(Transfer) ("BOO/BOOT") partners commenced.
- Behre Dolbear Australia Pty Ltd appointed by ABN AMRO as Independent Technical Engineer to evaluate BFS. TZ Minerals International Pty Ltd similarly appointed for the independent Ginkgo product suite market review.

- Mr Ian Schache joins BeMaX as Executive General Manager – Operations and Development, and Mr Barry Millard as Marketing Manager.
- Discussions with various State and Federal Government Departments continued with regard to infrastructure and project funding issues.

DEVELOPMENT APPROVAL PROCESS

Development Application ("DA") and Environmental Impact Studies ("EIS")

The development approval process continues to progress as planned.

The DA and EIS for the proposed Ginkgo mine site were lodged with the Department of Urban Affairs and Planning ("DUAP"), now called Planning NSW, in September 2001. The public review period closed on 29 October 2001 with 11 submissions received. Draft approval conditions for the DA were received from DUAP in late December and are expected to be finalised in January 2002.

The DA for the potential MSP site in Broken Hill site was lodged with DUAP in November 2001, accompanied by an EIS. The public review period will close 6 February 2002. Draft approval conditions should be received in early 2002.

Native Title

An agreement was signed with the registered native title claimants representing the Barkandji people in October 2001. Consent of the NSW Minister for Mineral Resources was subsequently received in December 2001.

The native title consent requirements under the Mining Lease Application (MLA) 170 have now been finalised.

Leaseholders

Leaseholder compensation negotiations for the development of the Ginkgo mine site continued.

EXPLORATION

GLOBAL RESOURCE

A global resource for the numerous deposits outlined to date in the Pooncarie region is currently being estimated from assay results. A global resource significantly greater than the 30 million tonnes (approx.) previously announced is anticipated, as drilling in 2001 expanded several known resources and discovered new prospects.

BIP JOINT VENTURE
EL's 5474, 5483
(BeMaX 75%, Probo Mining Limited 25%)

Re-evaluation of the deposits outlined within the Pooncarie region continued during the quarter following receipt of all outstanding assay results.

BB JOINT VENTURE
ELs 5532, 5578
(BeMaX 60%, Basin Minerals Holdings NL 40%)

BeMaX has earned a 60% joint venture interest and the parties have agreed to proceed on a 60:40 joint venture basis.

EL's 5532 and 5578 contain the Inferred Resources of Yabbie and Shamrock, technical details for which were released 15 October 2001. Resources for these deposits are undergoing revision subsequent to receipt of outstanding assays. A total of 305 holes for 15,143m of air core drilling has been completed on the joint venture leases since 1999.


South Australia
New South Wales
Broken Hill
Menindee
Tandou
Coombah 1&2
EL5483
EL5662
EL5368
EL5474
Somme
Winchester
Ginkgo
Minervah
Laburnum
EL5532
Snapper
Crayfish
Pooncarie
Gallipoli
Shamrock
EL5532
Yabbie
EL5578
Darnick
EL5663
EL5667
EL5665
EL5666
Wentworth
Mildura
EL5664
Euston
EL5668
Balranald
SA
NSW
SYDNEY
ADELAIDE
CANBERRA
VIC
MELBOURNE
LEGEND
Highway
Other Sealed Road
Major Unsealed Road
River
BeMaX Tenements
BeMaX/Probo Mining (BIP Joint Venture) Tenements
BeMaX/Basin Minerals Tenements
BeMaX
Resources NL
Murray Basin
Mineral Sands Project
Tenements
Projection : UTM Zone 54
Datum : GDA94
Grid : Lat/Long GDA94
N
0
25
50
kilometres

Figure 1: BeMaX Tenements & Major Deposits


EL5662
Darling River
EL5474
EL5578
Laburnum
Winchester
Ginkgo
Somme
Pooncarie
Tobruk
Minervah
Crayfish
Gallipoli North
Snapper
Gallipoli
EL5532
Shamrock
Yabbie
BeMaX Tenement
BIP Tenement
Bemax/Basin Tenement
HM Outlines
1%, 3%, 5%, 10%
EL5532
BeMaX
Resources NL
MURRAY BASIN MINERAL SANDS PROJECTS
Poocarie Area Tenements and Prospects
N
0
5
10
kilometres

Figure 2: BeMaX Tenements - Pooncarie region

CATCHA.COM LIMITED [13%]

Q4 for Catcha.com Ltd was a momentous quarter for the group with a number of key results achieved. The company begin to implement its strategy to build one of the leading Media / Entertainment Groups in Asia specifically targeting Generation X.

Whilst market conditions in the Asian markets remained difficult, and continue to remain so, the company achieved success on three key fronts:

- Group sales up 43% over Q3
- Catcha Publishing completes JUICE Magazine acquisition and launches 2nd title in Malaysia, 'The Black Book'.
- Catcha Group is EBITDA positive in Month of December

The group is on track to report an operating profit for the year 2002 and will continue to maintain its strong portal operations, further its publishing arm by taking JUICE and The Black Book regional and launching an events arm shortly. The group is placing itself to become the pre-eminent independent media organisation to reach Generation X, one of the fastest growing demographic groups in the Asian region.

OZNETWORK PTY LIMITED [78.5%]

General

During Quarter 4 2001, OzNetwork refocussed its business on web development, resulting in the effective closure of portal and content syndication operations. Sites will still remain live, but at no cost to the business.

This was fundamentally a process of matching revenues and costs, as the portal operations generated minimal revenues. Revenues are primarily earned in web development operations. As a result, OzNetwork was cashflow positive in December 2001, and is expected to continue to be so in the upcoming quarter.

OzSearch

The OzSearch Internet Guide continues to operate under a minimal cost structure, and is primarily used to offer Premier Business Listings to existing and new clients.

Web Development

OzNetwork continues to build sites, primarily for small to medium size businesses in Sydney, with one large and six smaller clients currently being undertaken by the development team.

Message Technologies

Message Technologies is a new company, established by Imperial One Limited, which will provide instant messaging communities to various markets, primarily instant dating, or personals.

In December 2001 the company commenced development of the software, which will allow Message Technologies to service these markets. No other expenditure was incurred during the quarter.

Message Technologies is expecting to launch its first community in February and be Cashflow positive by the end of Quarter 2 2002.

INDUSTRIAL MINERALS MARKETING PTY LIMITED [100%]

The Company continues to trade profitably and is continuing to seek new markets for its attapulgite products.

GURINA JOINT VENTURE - EL 4428, VICTORIA [100%]

No further work has been undertaken. In October 2001, the Company relinquished approximately 50% of EL 4478.

MAY DAY PROJECT - ML 1361, NSW [100%]

The R&D Program in developing resin technology has now been completed. The last gold extracted from the project was shipped to the refiners in August 2000. All plant and equipment has been sold and rehabilitation of the site has commend and is expected to be completed by year end.

Bruce W McLeod
Chairman

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98.

Name of entity

IMPERIAL ONE LIMITED

ACN or ARBN	Quarter ended ("current quarter")
002 148 361	31 DECEMBER 2001

Consolidated statement of cash flows

			Current quarter $A	Year to date (6 months) $A
Cash flows related to operating activities				
1.1	Receipts from product sales and related debtors		1,374,088	2,655,697
1.2	Payments for	(a) exploration and evaluation	(2,063)	(3,294)
		(b) development	-	-
		(c) production	(1,388,201)	(2,995,302)
		(d) administration	(94,729)	(192,384)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		794	2,193
1.5	Interest and other costs of finance paid		(22)	(22)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		(110,133)	(533,112)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	(437,500)	(437,500)
		(c) other fixed assets	(583)	(583)
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	298,523	298,523
		(c)other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Other (provide details if material)		-	-
	Net investing cash flows		(139,560)	(139,560)
1.13	Total operating and investing cash flows (carried forward)		(249,693)	(672,672)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(249,693)	(672,672)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	21,861
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	952,500	1,091,500
1.17	Repayment of borrowings	(577,377)	(1,254,965)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	375,123	(141,604)
	Net increase (decrease) in cash held	125,430	(814,276)
1.20	Cash at beginning of quarter/year to date	271,355	1,211,061
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	396,785	396,785

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter A$
1.23	Aggregate amount of payments to the parties included in item 1.2	29,779
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25 *Explanation necessary for an understanding of the transactions*

SALARY PAID TO A DIRECTOR BY A RELATED ENTITY $29,779

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period under review and following shareholder approval, the Company issued 4,973,534 ordinary shares at 3 cents to convert debts owing to directors totalling $149,206 to equity.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

+ See chapter 19 for defined terms.

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	1,000,000	750,000
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

4.1	Exploration and evaluation	20,000
4.2	Development	Nil
	Total	20,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	259,285	133,855
5.2	Deposits at call	137,500	137,500
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	396,785	271,355

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil	Nil	Nil	Nil
6.2	Interests in mining tenements acquired or increased	Nil	Nil	Nil	Nil

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	NIL	NIL		
7.2	Changes during quarter				
	(a) Increases through issues	NIL	NIL		
	(b) Decreases through returns of capital, buy-backs, redemptions	NIL	NIL		
7.3	**+Ordinary securities**	377,923,153	377,923,153		
7.4	Changes during quarter				
	(a) Increases through issues	4,973,534	4,973,534		
	(b) Decreases through returns of capital, buy-backs	NIL	NIL		
7.5	**+Convertible debt securities** *(description)*	18,421,100	NIL		
7.6	Changes during quarter				
	(a) Increases through issues	18,421,100	NIL		
	(b) Decreases through securities matured, converted	NIL	NIL		
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
		177,064,309	177,064,309	20 CENTS	31 JULY 2003
		14,350,000	NIL	9 CENTS	6 JULY 2005 (EXECUTIVE OPTIONS)
		41,439,068	41,439,068	10 CENTS	30 JUNE 2004
		37,295,000	NIL	1 CENT	31 DECEMBER 2006
7.8	Issued during quarter	37,295,000	NIL	1 CENT	31 DECEMBER 2006
7.9	Exercised during quarter	NIL	NIL		
7.10	Expired during quarter	NIL	NIL		
7.11	**Debentures** *(totals only)*	NIL	NIL		
7.12	**Unsecured notes** *(totals only)*	NIL	NIL		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 JANUARY 2002
(~~Director/~~Company secretary)

Print name: DAVID L HUGHES

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.